

September 16, 2013

Via E-mail
Yahor Bryshtsel
Principal Executive Officer
Milestone International, Corp.
9 Tankovaya Street, Ste. 2
Kaliningrad, Russia, 236038

> **Re:** **Milestone International, Corp.**
> **Registration Statement on Form S-1**
> **Filed August 20, 2013**
> **File No. 333-190726**

Dear Mr. Bryshtsel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of currently outstanding shares and on your ability to attract additional capital to implement your business plan or sustain operations.

2. Please ensure that you refer to the issuer by the correct name throughout the filing. In this regard, we note the reference to Allied Technologies Group, Inc. on page 4, and the reference to Lido International, Corp. on page 15. Please revise or advise.

3. In the first paragraph on the prospectus cover page and elsewhere, you refer to your plan to provide "service in interior design and project management in Russia." Given that your

sole officer, director and employee, as well as your potential customer DomReklamy Ltd., are located in in the Kaliningrad oblast (which we note is physically separate from the rest of the Russian Federation), and the fact that even if you sell all of the securities to be offered in your IPO you expect to have only two part-time employees, it seems that your operations for the foreseeable future are likely be limited to the Kaliningrad province. If the foregoing is accurate, please revise your disclosure to clarify the geographic scope of your intended initial operations, and consider narrowing the references to your intended market throughout the filing to more specifically describe where you will initially conduct activities. Please also provide a brief description of Kaliningrad.

4.   Further, we note that the bulk of the discussion of interior design market conditions and background in your filing is not specific to the market in Russia generally, or to Kaliningrad in particular. Please provide more specific information on the market where you expect to initially conduct business. Please also describe the nature of your intended customers and the size or scope of the anticipated potential market for your services.

Prospectus Cover Page, page 2

5.   You state here that you are "not a Blank Check company" and your "business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity." Please state more clearly, if accurate, that the company does not have any plans, proposals or arrangements to engage in a business combination. In addition, tell us whether you have engaged in, or propose to engage in, any activities to identify a prospective merger or other business combination candidate.

Risk Factors, page 9

General

6.   Please revise your risk factor disclosure generally to avoid repetition. In this regard, we note that several of your risk factors appear to address the same risks that are described in other risk factors. For example, the first risk factor on page 9 relating to your reliance upon the proceeds from this offering to start your business is similar to the risk factor on page 10 captioned, "We are solely dependent upon the funds to be raised in this offering…." In addition, two risk factors on page 12 address the competitiveness of your industry, and separate risk factors on pages 13 and 14 discuss risks related to penny stocks. Please review each risk factor and caption to ensure they clearly convey a separate, detailed risk to investors regarding your company, industry or the offering.

7.   We note your disclosure on page 36 that following effectiveness of the registration statement you will be subject to the reporting requirements of Section 15(d) of the Exchange Act. As it appears you will not have a class of securities registered under Section 12 of the Exchange Act, please consider adding risk factor disclosure informing

potential investors of how the regulatory requirements imposed on Section 15(d) registrants are more limited than those imposed upon fully reporting companies and discussing the resulting risks. Such risk factor disclosure would alert investors that you will not be subject to the proxy rules, Section 16 reporting and short-swing profit provisions, beneficial ownership reporting, and the bulk of the tender offer rules under U.S. securities laws.

8.   In addition, please ensure that disclosure throughout the filing reflects that you will not be a fully-reporting company following effectiveness of the registration statement. For example, please revise the following statement on page 15 to avoid implying that you will be a fully-reporting company: "We plan to comply with all of the various rules and regulations, which are required of a public company."

9.   We note that you currently have only one shareholder, and given the size of your proposed offering, it appears likely that you will have less than 300 shareholders following the completion of the offering. Please consider adding risk factor disclosure that informs stockholders of the possibility that your reporting obligations may be automatically suspended under Section 15(d) due to a limited number of shareholders, as well as the resulting risks in that event.

As an "emerging growth company" under the JOBS Act…, page 9

10.   You state here that you are electing to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107 of the JOBS Act, and that this "election is irrevocable." It is the election to opt <u>out</u> of the extended transition period pursuant to Section 107(b) that is irrevocable, not the election that you are making to take advantage of the extended transition period. Please revise accordingly.

11.   Please describe the extent to which any of the exemptions available to emerging growth companies under the JOBS Act will continue to be available to you as long as you are a smaller reporting company. In particular, clarify that for as long as you remain a smaller reporting company you will not be required to provide an auditor's attestation under Section 404(b) of the Sarbanes-Oxley Act, even after you cease to be an emerging growth company.

12.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in your offering.

Mr. Yahor Bryshtsel
Milestone International, Corp.
September 16, 2013
Page 4

Business

History of Interior Design, page 27

13.   We note that you cite to the uniform resource locator (URL) for Wikipedia on page 28. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Securities Act Release No. 33-7856 (April 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.

Agreement, page 30

14.   Your service agreement with DomReklamy Ltd. does not appear to obligate DomReklamy to purchase any services from you, nor for you to provide any services to it. Rather, the agreement appears merely to set out the terms on which you would provide services if purchased by the counterparty. Please clarify the foregoing if accurate in your disclosure, and revise the reference to DomReklamy as your "customer" on page 11 to avoid suggesting that this entity is a paying customer.

Management

Biographical Information and Background of officers and directors, page 31

15.   The biographical information presented indicates that your sole officer and director Mr. Bryshtsel currently works for a design firm that appears to conduct the same or a similar type of business that Milestone International plans to conduct. Please revise the description of his work experience to clarify this matter. In addition, to the extent that his employer AIDA and Milestone International will engage in the same or a similar type of business, please add a risk factor discussing potential conflicts of interests that may arise with respect to the identification and presentation of interior design customer opportunities. If you do not believe that the resulting potential conflicts of interest are material, please add disclosure that supports this conclusion.

16.   In your response letter, please provide us with a Cyrillic character spelling of Mr. Bryshtsel's name, including patronymic.

Future sales by existing stockholders, page 36

17.   Please revise this discussion to reflect that you are a shell company and that as such, holders of your restricted securities will not be able to sell their securities in reliance on Rule 144 until such time, if ever, as you meet the requirements of Rule 144(i)(2).

Part II

Item 14. Indemnification of Director and Officers, page 48

18.   You state here that your Bylaws "allow for the indemnification of the officer and/or
        director in regards [sic] each such person carrying out the duties of his or her office."
        This description does not appear to accurately summarize the general effect of Article VII
        of your Bylaws, which seems to make indemnification mandatory to the extent allowable
        under state law. Refer to Item 702 of Regulation S-K. Please revise to briefly summarize
        the provisions of state law, with an explanation of the impact of the applicable Bylaw
        provision.

Exhibits

19.   Please file as an exhibit to your registration statement the subscription agreement
        referenced on page 19. Refer to Item 601(b)(4) of Regulation S-K.

Exhibit 5.1

20.   Your counsel's legality opinion states that the shares of common stock are being offered
        pursuant to the registration statement at "fixed or negotiated prices." The filing,
        however, indicates that the shares will be offered at a fixed price of $0.02/share. Please
        revise or advise, as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        W. Scott Lawler, Attorney at Law